Exhibit 4.4

FIRST AMENDMENT TO THE BM TECHNOLOGIES, INC. 2020 EQUITY INCENTIVE PLAN

This FIRST AMENDMENT TO THE BM TECHNOLOGIES, INC. 2020 EQUITY INCENTIVE PLAN, dated as of January 4, 2021 (the “2020 Plan”), hereby amends the 2020 Plan by deleting in its entirety Section 11(a) thereof and replacing it with the following:

11.	Limitation on Awards.

(a) Shares Subject to Plan. The aggregate maximum number of Shares for which Awards may be granted pursuant to the Plan shall be 2,500,000; provided, that such number of Shares shall be subject to adjustment thereafter as provided in Section 13. All such Shares may be granted as ISOs.

(i) The Shares shall be issued from authorized and unissued Common Stock or Common Stock held in or hereafter acquired for the treasury of the Company.

(ii) Shares covered by an Award shall be counted against the limit set forth in this Section 11(a). If any Shares covered by an Award granted under the Plan are not purchased or are forfeited or expire, or if an Award otherwise terminates without delivery of any Common Stock subject thereto, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture, termination, cash-settlement or expiration, again be available for the grant of Awards under the Plan in the same amount as such Shares were counted against the limit set forth in this section.

(iii) If an Option or an SAR terminates or expires without having been fully exercised for any reason, or is canceled or forfeited or cash-settled pursuant to the terms of an Award, the Shares for which the Option or SAR was not exercised may again be the subject of an Award granted pursuant to the Plan. To the extent Shares subject to an Option or stock-settled SAR are withheld by the Company for payment of purchase price or as a means of paying the exercise price, or for payment of federal, state or local income or wage tax withholding requirements, the Shares that are so withheld shall be treated as granted and shall not again be available for subsequent grants of Awards under the Plan.

(iv) If any full-value Award (i.e., an equity-based Award other than an Option or SAR) is canceled or forfeited or cash-settled pursuant to the terms of an Award, the Shares for which such Award was canceled or forfeited or cash-settled may again be subject of an Award granted pursuant to the Plan. To the extent Shares subject to a full-value Award are not actually issued to the Grantee at the time the Award is exercised or settled, including where Shares are withheld for payment of federal, state or local income or wage tax withholding, the Shares that are so withheld shall again be available for grants of Awards under the Plan.